Exhibit 99.1

Summary of agreements of the Ordinary General

Shareholders Meeting of Corporación Inmobiliaria Vesta, S.A.B. de C.V.

held  in first call on March 19th,  2025

I.	Presentation and, if applicable, approval of the 2024 annual report of the CEO.

1.	The annual report of the CEO for the fiscal year 2024 and the opinion issued by the board of directors regarding it were approved in all its parts.

II.	Presentation and, if applicable, approval of the 2024 Annual Report of the Board of Directors.

1.	The annual report presented by the board of directors regarding the fiscal year 2024, was approved in all its parts.

III.	Presentation and, if applicable, approval of the 2024 annual reports of the Audit, Corporate Practices, Investment, Ethics, Debt and Equity, and Environmental, Social, and Corporate Governance Committees.

1.	The annual reports of the audit, corporate practices, investment, ethics, debt and equity, and environmental, social, and corporate governance committees, presented for the fiscal year 2024, were approved.

IV.	Report on compliance with tax obligations by the Company and its subsidiaries during 2024.

1.	The report regarding the compliance with tax obligations of the Company and its subsidiaries during the fiscal year 2024 was approved.

V.	Presentation and, if applicable, approval of the audited and consolidated financial statements of the Company and its subsidiaries for 2024, including the report of the external auditor of the Company.

1.	The audited and consolidated financial statements of the Company and its subsidiaries, including the balance sheet, income statement, statement of changes in financial position, statement of changes in equity, supplementary notes, and the report and opinion of the external auditor of the Company, issued for the fiscal year 2024, were approved in all their parts.

2.	It was resolved to allocate the corresponding amounts to the legal reserve.

3.	It was resolved to allocate the result of the fiscal year 2024 to the income statement.

VI.	Presentation and, if applicable, approval for the decree and payment of a cash dividend, delegating powers to the Board of Directors.

1.	The payment of a cash dividend in the total amount of EUA$69,537,973.00 legal currency of the United States of America, derived from the retained earnings account of the Company, was decreed.

2.	It was resolved to pay the declared dividend in 4 equal installments, each one for the amount of EUA$17,384,493.20 legal currency of the United States of America, payable in pesos, national currency, at the exchange rate published by the Bank of Mexico in the Official Gazette of the Federation on the business day prior to each payment date, with the first payment date being April 15th, 2025, the second being July 15th, 2025, the third being October 15th, 2025, and the last being January 19th, 2026, through the SD Indeval.

3.	It was resolved that the declared dividend will be paid to the shareholders in proportion to their shareholding on each payment date and without considering treasury shares.

VII.	Presentation and, if applicable, approval of the exercise of the share buyback program during the fiscal year 2024.

1.	The report on the exercise of the own share repurchase program in force during 2024 was approved.

VIII.	Presentation and, if applicable, approval of the Company's share buyback program for 2025, of the amount that may be used in a revolving manner to such purposes and delegation of authority to the board of directors for its execution.

1.	It was resolved that the reserve for the repurchase of own shares that may be used on a revolving basis during 2025 shall be equal to the amount of USD$150,000,000.00 legal currency of the United States of America, or its equivalent in Pesos, National Currency, derived from the retained earnings of the Company.

2.	It was noted that the reserve amount does not exceed the total balance of net profits, including retained earnings.

3.	The board of directors was authorized to operate in accordance with the latest rules issued by the board of directors, and until such board of directors determines to modify them.

IX.	Appointment or, if applicable, ratification of the members of the Board of Directors, and appointment of the presidents of the Audit and Corporate Practices Committees and its compensation for 2025.

1.	Mr. Lorenzo Manuel Berho Corona, Lorenzo Dominique Berho Carranza, Manuela Molina Peralta, Jorge Alberto de Jesús Delgado Herrera, Douglas M. Arthur, Stephen B. Williams, José Manuel Domínguez Díaz Ceballos, José Guillermo Zozaya Délano, Craig Wieland, Enrique Carlos Lorente Ludlow, Daniela Berho Carranza, Elías Laniado Laborín, Luis Javier Solloa Hernández, Viviana Belaunzarán Barrera, Loreanne Helena García Ottati, José Antonio Pujals Fuentes, Oscar Francisco Cázares Elías, Rocío Ruíz Chávez, Luis de la Calle Pardo, and Francisco Javier Mancera de Arrigunaga were ratified to continue as members of the Company's board of directors during the fiscal year 2025.

2.	Mr. Lorenzo Manuel Berho Corona was ratified as the executive chairman of the board of directors.

3.	Mr. Alejandro Pucheu Romero was ratified as the proprietary secretary of the board of directors without being a member thereof; and Ms. Jimena María García-Cuellar Céspedes was appointed as the alternate secretary of the board of directors without being a member thereof.

4.	It was confirmed that none of the members of the board of directors, the proprietary secretary, or the alternate secretary, shall have any obligation to provide surety.

5.	Mr. Francisco Javier Mancera de Arrigunaga was ratified as chairman of the corporate practices committee.

6.	Mr. Luis Javier Solloa Hernández was ratified as chairman of the audit committee.

7.	Note was taken of the appointment of the other members of the audit and corporate practices committees, as well as the appointments of the chairpersons and members of the other committees.

8.	Manuela Molina Peralta, Jorge Alberto de Jesús Delgado Herrera, José Manuel Domínguez Díaz Ceballos, José Guillermo Zozaya Délano, Craig Wieland, Enrique Carlos Lorente Ludlow, Luis Javier Solloa Hernández, Viviana Belaunzarán Barrera,

Loreanne Helena García Ottati, José Antonio Pujals Fuentes, Oscar Francisco Cázares Elias, Rocío Ruiz Chávez, Douglas M. Arthur, Stephen B. Williams, Luis de la Calle Pardo, and Francisco Javier Mancera de Arrigunaga were qualified as independent directors.

9.	It was established that the compensation of the members of the board of directors and committees, will continue to be the same as approved for 2024.

X.	Appointment of special delegates

1.	Lorenzo Dominique Berho Carranza, Alejandro Pucheu Romero, Jimena María García-Cuéllar Céspedes, and Claudia Alejandra Márquez Rueda were appointed as special delegates to issue certifications regarding the minutes and to protocolize them.

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